Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2026 RESULTS
Rogers reports strong growth in consolidated service revenue and adjusted EBITDA, alongside decline in capital intensity strengthening free cash flow; company completes next stage of sports monetization strategy with agreement to buy remaining 25% minority stake in iconic Maple Leaf Sports & Entertainment (MLSE)
•Total service revenue up 8% to $5.1 billion; adjusted EBITDA up 3% to $2.4 billion
•Free cash flow of $1.0 billion, up 6%
•Capital intensity improves 350 basis points to 12.4%, lowest capital intensity ratio since the first quarter of 2008
•Expects remaining minority stake purchase of MLSE to close in the fourth quarter

Delivers adjusted EBITDA growth in Wireless and Cable; robust base management performance drives notable churn reduction while adding 57,000 combined mobile phone and retail Internet net additions
•Wireless service revenue stable; adjusted EBITDA up 1% with adjusted EBITDA margin up 70 basis points to 66%
•Cable service revenue and adjusted EBITDA both up 1% with adjusted EBITDA margin up 10 basis points to 58%
•Postpaid mobile phone churn of 0.94%, mobile phone ARPU of $54.25
•Added 40,000 mobile phone net additions, including 22,000 postpaid
•Retail Internet net additions of 17,000

Robust sports and media financial results, agreement to purchase remaining minority stake in MLSE position company well for intended sports monetization opportunity
•Revenue of $1.2 billion, up 53%; organic sports and media revenue up 13% excluding impact from MLSE
•Adjusted EBITDA of $69 million, an improvement of $61 million
•Following close of minority stake purchase, investors to be offered minority stake in the consolidated Rogers world-class sports and media holdings to unlock significant value for company

Company reaffirms its 2026 outlook
•Total service revenue growth of 3% to 5%, adjusted EBITDA growth of 1% to 3%, capital expenditures of $2.5 billion to $2.7 billion, and free cash flow of $4.1 billion to $4.3 billion

TORONTO (July 22, 2026) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the second quarter ended June 30, 2026.

"Our second quarter results reflect strong execution, delivering growth across our three lines of business," said Tony Staffieri, President and CEO. "We’re excited to bring together Canada's premier communications company with one of the world's premier sports and entertainment organizations and unlock long-term value for our shareholders."

Rogers Communications Inc.	1	Second Quarter 2026

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended June 30			Six months ended June 30
	2026	2025	% Chg	2026	2025	% Chg

Total revenue	5,615	5,216	8	11,097	10,192	9
Total service revenue	5,055	4,668	8	9,967	9,115	9
Adjusted EBITDA [1]	2,442	2,362	3	4,806	4,616	4
Net (loss) income	(665)	148	n/m	(183)	428	n/m
Net (loss) income attributable to RCI shareholders	(726)	157	n/m	(288)	437	n/m
Adjusted net income [1]	633	632	—	1,183	1,175	1
Adjusted net income attributable to RCI shareholders [1]	640	620	3	1,190	1,163	2

Diluted (loss) earnings per share attributable to RCI shareholders	($1.37)	$0.29	n/m	($0.55)	$0.79	n/m
Adjusted diluted earnings per share attributable to RCI shareholders [1]	$1.15	$1.14	1	$2.17	$2.14	1

Cash provided by operating activities	1,517	1,596	(5)	3,012	2,892	4
Free cash flow [1]	982	925	6	1,758	1,511	16
n/m - not meaningful

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Ranked best 5G+ network in Canada by umlaut in June 2026, a global leader in independent network performance benchmarking.
•Expanded satellite-to-mobile coverage to the US for roaming customers, providing the most coverage in Canada and the US of any Canadian wireless service provider.
•Deployed cloud-native network technology as an additional layer of mobile network resilience with Nokia and AWS – a global first.
•Invested $27 million to upgrade Canada’s best 5G+ network at stadiums and fan zones in Toronto and Vancouver, host cities for the FIFA World Cup.

Deliver easy to use, reliable products and services
•Expanded Rogers Xfinity Multiview to allow viewers to watch four live events at once.
•Delivered new 5G+ plans with premium features, including industry‑first Priority Network Access.
•Launched Rogers Red Partner, an integrated point-of-sale and credit card program for small- and medium-sized businesses.

Be the first choice for Canadians
•More Canadians continued to choose Rogers Wireless and Internet over any other provider.
•Attracted attendance over 95% of capacity for Toronto Blue Jays games at Rogers Centre, the best second quarter attendance since 1994.
•Reached 24 million Canadians throughout the 2026 Stanley Cup Playoffs on Sportsnet.
•Secured the #1 Canadian conventional English-language drama for the third consecutive year with Law & Order Toronto: Criminal Intent.

Be a strong national company investing in Canada
•Invested $695 million in capital expenditures.
•Launched "The 5.2 Project" as part of our Screen Break program to help Canadian youth balance their screen time.
•Named one of Canada’s Greenest Employers for the eleventh consecutive year by Mediacorp Canada Inc.
•Announced a new long-term agreement renewing Rogers as a partner of Toronto Pearson Airport.

1 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Capital intensity and Wireless mobile phone ARPU are supplementary financial measures. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted diluted earnings per share) are non-GAAP financial measures. See "Non-GAAP and Other Financial Measures" in our Q2 2026 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	Second Quarter 2026

Be the growth leader in our industry
•Grew total service revenue by 8% and adjusted EBITDA by 3%.
•Generated strong free cash flow of $982 million and cash flow from operating activities of $1,517 million.

Update on sports and entertainment assets
On July 6, 2026, we announced we had entered into an agreement to acquire the remaining 25% ownership interest in MLSE from Kilmer Sports Inc. for $4.35 billion in cash (MLSE minority interest acquisition), which we intend to fund through existing and new short-term credit facilities. Upon completion of this transaction, we will own 100% of MLSE. This transaction is subject to league approvals and is expected to close in the fourth quarter. As a result of this agreement, we have recognized a loss related to the MLSE put liability (see "Review of Consolidated Performance" for more information).

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, including Scotiabank Arena. MLSE also holds interests in certain entities that are complementary to its sports and events businesses. Following completion of this transaction, MLSE will become a wholly owned subsidiary of Rogers, further enhancing our sports and entertainment portfolio, which also includes the Toronto Blue Jays, Rogers Centre, and Sportsnet.

Following the close of the above transaction, we intend to pursue the sale of a minority interest in our consolidated sports, media, and entertainment assets (Rogers Sports) to third-party investors over the next year. We expect this will unlock significant value for Rogers.

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 8% this quarter, primarily as a result of revenue growth in Media and Cable.

Wireless service revenue this quarter was in line with the prior year as the impact of the cumulative addition of new customers was offset by a decline in mobile phone ARPU. Wireless equipment revenue increased by 2%, primarily as a result of a continued shift in the product mix towards higher-value devices.

Cable service revenue increased by 1% this quarter, primarily as a result of retail Internet subscriber growth and base management activities. Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable service revenue would have increased by 2% this quarter.

Media revenue increased by 53% this quarter, primarily as a result of revenue from MLSE following the July 1, 2025 closing of the MLSE Transaction.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 3% this quarter, primarily as a result of EBITDA growth in Media, and our adjusted EBITDA margin decreased by 180 basis points.

Wireless adjusted EBITDA increased by 1%, primarily as a result of higher equipment margins. This gave rise to an adjusted EBITDA margin of 66%, up 70 basis points.

Cable adjusted EBITDA increased by 1% due to the flow-through impact of higher revenue, as discussed above. This gave rise to an adjusted EBITDA margin of 58%, up 10 basis points. Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable adjusted EBITDA would have increased by 2% this quarter.

Media adjusted EBITDA increased by $61 million this quarter, primarily due to the aforementioned revenue impacts and associated costs.

Net loss and adjusted net income
There was a net loss of $665 million this quarter as a result of the $1,034 million non-cash loss on revaluation of the MLSE put liability (see "Update on sports and entertainment assets"). Adjusted net income this quarter was in line with the prior year, as higher adjusted EBITDA was offset by higher depreciation and amortization and higher finance costs.

Cash flow, available liquidity, and returns to shareholders
This quarter, we generated cash provided by operating activities of $1,517 million (2025 - $1,596 million), which decreased as a result of higher net investment in net operating assets and liabilities partially offset by higher adjusted EBITDA, and free cash flow of $982 million (2025 - $925 million), which increased primarily as a result of lower capital expenditures and higher adjusted EBITDA, partially offset by distributions to non-controlling interests. Our free cash flow generation is expected to further strengthen our balance sheet over time through accelerated repayment of debt.

Rogers Communications Inc.	3	Second Quarter 2026

As at June 30, 2026, we had $6.1 billion of available liquidity2 (December 31, 2025 - $5.9 billion), reflecting $1.7 billion in cash and cash equivalents and $4.4 billion available under our bank and other credit facilities.

Our debt leverage ratio2 was 3.8 as at June 30, 2026 (December 31, 2025 - 4.0, or 3.92 on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period). See "Financial Condition" for more information.

We also returned $270 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on July 21, 2026.

2    Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" and "Financial Condition" in our Q2 2026 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and "Non-GAAP and Other Financial Measures" in this earnings release for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" in our Q2 2026 MD&A for a reconciliation of available liquidity.

Rogers Communications Inc.	4	Second Quarter 2026

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and six months ended June 30, 2026 and forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be read in conjunction with our Second Quarter 2026 Interim Condensed Consolidated Financial Statements (Second Quarter 2026 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our Second Quarter 2026 MD&A; our 2025 Annual MD&A; our 2025 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2025 Annual MD&A.

References to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023 (see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements). References to the MLSE Transaction are to our acquisition of BCE Inc.'s (Bell) indirect 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) on July 1, 2025 (see "MLSE Transaction" in our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements). References to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network (see "Subsidiary Equity Investment" in our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at July 21, 2026 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date.

In this earnings release, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2026, the first quarter refers to the three months ended March 31, 2026, and year to date refers to the six months ended June 30, 2026, unless the context indicates otherwise. All results commentary is in descending order of magnitude and is compared to the equivalent period in 2025 or as at December 31, 2025, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2026 Comcast. Rogers trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other third parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2026 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, sports team ownership, television and radio broadcasting, specialty channels, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and MLSE. Effective July 2025, TSC was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Rogers Communications Inc.	5	Second Quarter 2026

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Wireless	2,540	2,540	—		5,131	5,084	1
Cable	1,984	1,968	1		3,932	3,903	1
Media	1,155	757	53		2,143	1,299	65
Corporate items and intercompany eliminations	(64)	(49)	31		(109)	(94)	16
Revenue	5,615	5,216	8		11,097	10,192	9
Total service revenue [1]	5,055	4,668	8		9,967	9,115	9

Adjusted EBITDA
Wireless	1,313	1,305	1		2,636	2,616	1
Cable	1,158	1,147	1		2,280	2,255	1
Media	69	8	n/m		69	(55)	n/m
Corporate items and intercompany eliminations	(98)	(98)	—		(179)	(200)	(11)
Adjusted EBITDA	2,442	2,362	3		4,806	4,616	4
Adjusted EBITDA margin [2]	43.5%	45.3%	(1.8	pts)	43.3%	45.3%	(2.0	pts)

Net (loss) income	(665)	148	n/m		(183)	428	n/m
Net (loss) income attributable to RCI shareholders	(726)	157	n/m		(288)	437	n/m
(Loss) earnings per share attributable to RCI shareholders:
Basic	($1.34)	$0.29	n/m		($0.53)	$0.81	n/m
Diluted	($1.37)	$0.29	n/m		($0.55)	$0.79	n/m

Adjusted net income [2]	633	632	—		1,183	1,175	1
Adjusted net income attributable to RCI shareholders [2]	640	620	3		1,190	1,163	2
Adjusted earnings per share attributable to RCI shareholders [2]:
Basic	$1.19	$1.15	3		$2.20	$2.16	2
Diluted	$1.15	$1.14	1		$2.17	$2.14	1

Capital expenditures	695	831	(16)		1,503	1,809	(17)
Cash provided by operating activities	1,517	1,596	(5)		3,012	2,892	4
Free cash flow	982	925	6		1,758	1,511	16
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders are non-GAAP ratios (of which adjusted net income attributable to RCI shareholders is a component). These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q2 2026 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Rogers Communications Inc.	6	Second Quarter 2026

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Service revenue from external customers	1,954	1,972	(1)		3,951	3,975	(1)
Service revenue from internal customers	36	27	33		70	50	40
Service revenue	1,990	1,999	—		4,021	4,025	—
Equipment revenue from external customers	550	541	2		1,110	1,059	5
Revenue	2,540	2,540	—		5,131	5,084	1

Operating costs
Cost of equipment	503	528	(5)		1,044	1,036	1
Other operating costs	724	707	2		1,451	1,432	1
Operating costs	1,227	1,235	(1)		2,495	2,468	1

Adjusted EBITDA	1,313	1,305	1		2,636	2,616	1

Adjusted EBITDA margin [1]	66.0%	65.3%	0.7	pts	65.6%	65.0%	0.6	pts
Capital expenditures	188	365	(48)		467	772	(40)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn and mobile phone ARPU)	2026	2025	Chg		2026	2025	Chg

Postpaid mobile phone
Gross additions	333	362	(29)		762	699	63
Net additions	22	35	(13)		50	46	4
Total postpaid mobile phone subscribers [2]	11,045	10,910	135		11,045	10,910	135
Churn (monthly)	0.94%	1.00%	(0.06	pts)	1.08%	1.01%	0.07	pts
Prepaid mobile phone
Gross additions	199	135	64		348	267	81
Net additions	18	26	(8)		23	49	(26)
Total prepaid mobile phone subscribers [2]	1,223	1,160	63		1,223	1,160	63
Churn (monthly)	5.01%	3.23%	1.78	pts	4.52%	3.28%	1.24	pts
Mobile phone ARPU (monthly) [3]	$54.25	$55.45	($1.20)		$54.94	$56.24	($1.30)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2026 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
Service revenue this quarter and year to date were in line with the prior year as the cumulative addition of new customers was offset by a decline in mobile phone ARPU as a result of the cumulative impact of competitive intensity.

The decreases in postpaid gross and net additions this quarter were a result of the overall slowing of population growth in Canada. The increases in postpaid gross and net additions year to date were a result of sales execution in a highly promotional and competitive Canadian market in the first quarter of 2026.

Equipment revenue
The 2% increase in equipment revenue this quarter and 5% increase year to date were primarily a result of:
•a continued shift in the product mix towards higher-value devices; partially offset by
•a decrease in new subscribers purchasing devices.

Rogers Communications Inc.	7	Second Quarter 2026

The increase year to date was also affected by higher device upgrades by existing customers.

Operating costs
Cost of equipment
The 5% decrease in the cost of equipment this quarter and 1% increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 2% increase in other operating costs this quarter and 1% increase year to date were a result of:
•costs associated with our new satellite-to-mobile product offering; and
•higher costs associated with marketing and advertising initiatives.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	Second Quarter 2026

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Service revenue from external customers	1,952	1,944	—		3,874	3,851	1
Service revenue from internal customers	22	17	29		38	34	12
Service revenue	1,974	1,961	1		3,912	3,885	1
Equipment revenue from external customers	10	7	43		20	18	11
Revenue	1,984	1,968	1		3,932	3,903	1

Operating costs	826	821	1		1,652	1,648	—

Adjusted EBITDA	1,158	1,147	1		2,280	2,255	1

Adjusted EBITDA margin	58.4%	58.3%	0.1	pts	58.0%	57.8%	0.2	pts
Capital expenditures	367	404	(9)		775	850	(9)

Cable Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except ARPA and penetration)	2026	2025	Chg		2026	2025	Chg

Homes passed [2]	10,624	10,354	270		10,624	10,354	270
Customer relationships
Net additions	9	16	(7)		6	20	(14)
Total customer relationships [2]	4,862	4,825	37		4,862	4,825	37
ARPA (monthly) [3]	$135.49	$135.74	($0.25)		$134.32	$136.59	($2.27)

Penetration [2]	45.8%	46.6%	(0.8	pts)	45.8%	46.6%	(0.8	pts)

Retail Internet
Net additions	17	26	(9)		24	49	(25)
Total retail Internet subscribers [2]	4,521	4,446	75		4,521	4,446	75
Video
Net losses	(22)	(25)	3		(54)	(57)	3
Total Video subscribers [2]	2,449	2,560	(111)		2,449	2,560	(111)
Home Monitoring
Net additions	1	3	(2)		5	8	(3)
Total Home Monitoring subscribers [2]	158	141	17		158	141	17
Home Phone
Net losses	(26)	(29)	3		(56)	(55)	(1)
Total Home Phone subscribers [2]	1,333	1,452	(119)		1,333	1,452	(119)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2026 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 1% increases in service revenue this quarter and year to date were a result of:
•retail Internet subscriber growth; and
•base management activities, including adjustments to subscriber rates and bundled service offerings; partially offset by
•declines in our Home Phone and Video subscriber bases.

Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable service revenue would have increased by 2% this quarter and year to date.

Rogers Communications Inc.	9	Second Quarter 2026

Operating costs
The 1% increase in operating costs this quarter was a result of:
•increased licensing rights associated with changes to our bundled service offerings; partially offset by
•other efficiency and productivity initiatives.

Operating costs for the year to date were stable.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the service revenue and expense changes discussed above. Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable adjusted EBITDA would have increased by 2% this quarter and year to date.

Rogers Communications Inc.	10	Second Quarter 2026

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue from external customers	1,075	679	58		1,991	1,142	74
Revenue from internal customers	80	78	3		152	157	(3)
Revenue	1,155	757	53		2,143	1,299	65

Operating costs	1,086	749	45		2,074	1,354	53

Adjusted EBITDA	69	8	n/m		69	(55)	n/m

Adjusted EBITDA margin	6.0%	1.1%	4.9	pts	3.2%	(4.2)%	7.4	pts
Capital expenditures	43	26	65		119	61	95

Revenue
The 53% increase in revenue this quarter and 65% increase year to date were a result of:
•approximately $0.31 billion and $0.79 billion in revenue from the consolidation of MLSE beginning in the second half of 2025, respectively; and
•excluding the consolidation of MLSE, organic growth of 13% and 6%, respectively, substantially reflects higher Toronto Blue Jays revenue, primarily driven by higher game day attendance and sponsorships. Higher subscriber revenue from the Warner Bros. Discovery suite of channels substantially offset lower advertising revenue, primarily as a result of lower participation by Canadian teams in the NHL playoffs and ongoing softness in media advertising.

Operating costs
The $337 million (45%) increase in operating costs this quarter and $720 million (53%) increase year to date were a result of:
•approximately $0.23 billion and $0.64 billion of increased costs from the consolidation of MLSE; and
•the combined effect of higher player salaries and other game day costs at the Toronto Blue Jays and higher programming costs.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Second Quarter 2026

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2026	2025	% Chg		2026	2025	% Chg

Wireless	188	365	(48)		467	772	(40)
Cable	367	404	(9)		775	850	(9)
Media	43	26	65		119	61	95
Corporate	97	36	169		142	126	13

Capital expenditures [1]	695	831	(16)		1,503	1,809	(17)

Capital intensity [2]	12.4%	15.9%	(3.5	pts)	13.5%	17.7%	(4.2	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2026 MD&A for more information about this measure, available at www.sedarplus.ca.

We continue to (i) expand the reach and capacity of our 5G network across the country and (ii) invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network as we expand our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities. These investments are expected to strengthen network resilience and stability and help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

In April 2026, we updated our 2026 capital expenditure guidance range (see "Financial Guidance") as a direct reflection of the ongoing impacts from heightened competitive intensity and recent regulatory decisions. Our strategic priorities remain unchanged and our current capital expenditure guidance range continues to support these priorities. We expect to achieve our guidance range through (i) ongoing investments progressing at a slower pace, (ii) the deferral and/or cancellation of certain projects, and (iii) lower capital costs for projects, most predominantly affecting Wireless and Cable.

Wireless
In addition to the above, the decreases in capital expenditures in Wireless this quarter and year to date were due to the impact of $90 million of proceeds received on the sale of certain network assets. We continued to expand and enhance our wireless network through investments in network development and 5G deployment. We are actively deploying advanced spectrum assets, including the ongoing rollout of 3500 MHz spectrum and 3800 MHz spectrum. These investments build on our existing 5G infrastructure in the 600 MHz spectrum band, enabling greater speed, lower latency, and improved reliability for customers across urban and rural areas.

Cable
In addition to the above, the decreases in capital expenditures in Cable this quarter and year to date were a result of customers increasingly choosing to self-install new products. This quarter, we also sold certain cable network assets for $46 million (2025 - $47 million), the proceeds from which reduced capital expenditures. We are growing our network through expanded fibre deployments to increase our FTTH distribution and to extend our service footprint. At the same time, we are enhancing our network by upgrading our DOCSIS 3.1 platform as we transition to DOCSIS 4.0 to improve network resilience, stability, and capacity while delivering faster speeds. As part of this upgrade, we are rolling out mid-split technology (which has a greater number of frequencies than older technology and also allocates a greater number of frequencies to uploading data) in Ontario and Eastern Canada, significantly increasing upload speeds. These advancements leverage the latest technologies to provide greater bandwidth, improved performance, and an enhanced customer experience as we advance our connected home roadmap.

Media
The increases in capital expenditures in Media this quarter and year to date primarily reflect the continued modernization of Rogers Centre and Scotiabank Arena.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue growth and capital expenditure changes discussed above.

Rogers Communications Inc.	12	Second Quarter 2026

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Adjusted EBITDA	2,442	2,362	3	4,806	4,616	4
Deduct (add):
Depreciation and amortization	1,194	1,184	1	2,415	2,350	3
Restructuring, acquisition and other	211	238	(11)	260	365	(29)
Finance costs	565	628	(10)	1,008	1,207	(16)
Gain on disposition of assets	(30)	—	—	(30)	—	—
Other expense (income)	1,019	(9)	n/m	1,015	(7)	n/m
Income tax expense	148	173	(14)	321	273	18

Net (loss) income	(665)	148	n/m	(183)	428	n/m

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Depreciation of property, plant and equipment	931	933	—	1,888	1,864	1
Depreciation of right-of-use assets	122	113	8	244	211	16
Amortization	141	138	2	283	275	3

Total depreciation and amortization	1,194	1,184	1	2,415	2,350	3

Restructuring, acquisition and other

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	207	213	245	303
Shaw Transaction integration-related costs	4	25	15	62

Total restructuring, acquisition and other	211	238	260	365

The restructuring, acquisition and other costs excluding Shaw Transaction integration-related costs in the second quarters of 2025 and 2026 primarily include severance and other departure-related costs associated with the targeted restructuring of our employee base, specifically including $120 million arising from a voluntary departure program in 2026. Year to date, we also incurred costs associated with certain litigation. In 2025, these costs also included costs related to the network transaction, an unfavourable regulatory decision related to retransmission of distant signals, and real estate rationalization programs.

The Shaw Transaction integration-related costs in 2025 and 2026 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	13	Second Quarter 2026

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Interest on borrowings, net [1]	502	488	3	984	999	(2)
Interest on lease liabilities	41	36	14	80	72	11
Interest on post-employment benefits	(1)	(1)	—	(3)	(3)	—
Loss (gain) on foreign exchange	30	(75)	n/m	37	(86)	n/m
Change in fair value of derivative instruments	(23)	59	n/m	(35)	72	n/m
Change in fair value of subsidiary equity derivative instruments [2]	(16)	93	n/m	(121)	93	n/m
Capitalized interest	(8)	(8)	—	(14)	(17)	(18)
Deferred transaction costs and other	40	36	11	80	77	4

Total finance costs	565	628	(10)	1,008	1,207	(16)
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the change in fair value of derivatives entered into related to the network transaction (see "Financial Risk Management" in our Q2 2026 MD&A for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

Other expense
The other expense this quarter and year to date primarily reflects a $1,034 million non-cash loss to recognize the change in the fair value of the MLSE put liability from $3.3 billion to $4.35 billion as at June 30, 2026 (see "Update on sports and entertainment assets").

Income tax expense

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2026	2025	2026	2025

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
(Loss) income before income tax expense	(517)	321	138	701

Computed income tax (recovery) expense	(135)	84	36	184
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(7)	1	(4)	(1)
Non-(taxable) deductible portion of equity (income) losses	(1)	1	(3)	1
Non-deductible loss on revaluation of MLSE put liability	274	—	274	—
Non-(taxable) deductible portion of capital (gains) losses	(10)	44	(10)	44
Unrealized capital losses for which no deferred tax asset is recognized	19	45	19	45
Other items	8	(2)	9	—

Total income tax expense	148	173	321	273

Effective income tax rate	(28.6)%	53.9%	232.6%	38.9%
Cash income taxes paid	166	126	366	314

Cash income taxes paid increased this quarter and year to date due to timing of installments.

Rogers Communications Inc.	14	Second Quarter 2026

Net (loss) income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2026	2025	% Chg	2026	2025	% Chg

Net (loss) income	(665)	148	n/m	(183)	428	n/m
Net (loss) income attributable to RCI shareholders	(726)	157	n/m	(288)	437	n/m
Basic (loss) earnings per share attributable to RCI shareholders	($1.34)	$0.29	n/m	($0.53)	$0.81	n/m
Diluted (loss) earnings per share attributable to RCI shareholders	($1.37)	$0.29	n/m	($0.55)	$0.79	n/m

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2026	2025	% Chg	2026	2025	% Chg

Adjusted EBITDA	2,442	2,362	3	4,806	4,616	4
Deduct (add):
Depreciation and amortization [1]	1,022	972	5	2,062	1,909	8
Finance costs [2]	581	535	9	1,129	1,114	1
Other income [3]	(15)	(9)	67	(19)	(7)	171
Income tax expense [4]	221	232	(5)	451	425	6

Adjusted net income	633	632	—	1,183	1,175	1
Adjusted net income attributable to RCI shareholders	640	620	3	1,190	1,163	2

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.19	$1.15	3	$2.20	$2.16	2
Diluted	$1.15	$1.14	1	$2.17	$2.14	1
1    Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets for the three and six months ended June 30, 2026 of $172 million and $353 million (2025 - $212 million and $441 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2    Finance costs exclude the $16 million and $121 million (2025 - $93 million and $93 million) change in fair value of subsidiary equity derivative instruments for the three and six months ended June 30, 2026.
3    Other income excludes a $1,034 million non-cash loss on revaluation of the MLSE put liability (see "Update on sports and entertainment assets" for more information).
4    Income tax expense excludes recoveries of $73 million and $130 million (2025 - recoveries of $59 million and $152 million), respectively, for the three and six months ended June 30, 2026 related to the income tax impact for adjusted items.

Regulatory Developments

See "Regulation in our Industry" in our 2025 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2026. The following are the relevant developments since that date.

Prohibition of Fees
On March 12, 2026, the Canadian Radio‑television and Telecommunications Commission (CRTC) issued Telecom Regulatory Policy CRTC 2026‑43, Prohibition of fees that are a barrier to switching cellphone and Internet plans, regarding fees incurred as a result of activating or modifying telecommunications service plans. The policy amends both the Internet Code and the Wireless Code to add a new definition of "activation or modification fee", which amendments became effective on June 12, 2026. On June 30, 2026, the CRTC issued Notice of Consultation CRTC 2026-155, Show cause and call for comments – Compliance with the prohibition of fees that are a barrier to switching cellphone and Internet plans, requiring each of Rogers, Bell, and Telus Corporation to show cause why certain fees charged by those carriers that the CRTC believes may be in contravention of Telecom Regulatory Policy 2026-43 are not in violation of sections 24 and 27.04 of the Telecommunications Act and Telecom Regulatory Policy 2026-43. Submissions addressing the issues are due to the CRTC by July 30, 2026.

CRTC Codes of Conduct
On April 13, 2026, in Telecom Regulatory Policy CRTC 2026-67, Enhancing customer notifications, the CRTC amended the Wireless Code and the Internet Code to set out what information must be included in notices sent to customers before the end of their contract and to require notifications to customers before the end of a time-limited discount or promotion and

Rogers Communications Inc.	15	Second Quarter 2026

when their data usage reaches $50 when roaming internationally. The new requirements will come into effect on April 13, 2027.

Online Streaming Act
On May 21, 2026, the CRTC issued Broadcasting Regulatory Policies CRTC 2026-95 and 2026-96, which introduced (i) a new financial contribution requirement of 1.55% of annual Canadian broadcasting revenues to support a new Services of Exceptional Importance Fund (SEIF) applicable to all broadcasting ownership groups with annual revenues of at least $100 million and (ii) a new Canadian Programming Expenditures (CPE) framework. On June 3, 2026, the Government of Canada directed the CRTC to review its decision to regulate online streamers and Canadian broadcasters and stated it would be issuing new policy directions to the CRTC requiring it to adjust its implementation of the Online Streaming Act.

Updates to Risks and Uncertainties

See "Risk Management" and "Regulation in our Industry" in our 2025 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2026, which should be reviewed in conjunction with this earnings release. The following updates and supplements those risks and uncertainties.

Monetization of sports, media, and entertainment assets
We intend to sell a minority interest in Rogers Sports after obtaining a 100% ownership interest in MLSE (see "Update on sports and entertainment assets"). While we believe there is a significant market for these assets, there is no guarantee we will be successful in selling a minority interest, whether at the expected investment amount, within the anticipated timing, or at all. Such a sale would also require approval from the various leagues governing our professional sports teams, which is not guaranteed. We may not proceed with, or complete, any sale of a minority interest in Rogers Sports, whether at the expected investment amount, within the anticipated timing, or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations.

Sports franchises
After obtaining a 100% ownership interest in MLSE (see "Update on sports and entertainment assets"), our exposure to risks associated with owning and operating sports franchises will increase.

Financial Guidance

On April 22, 2026, concurrently with the release of our first quarter 2026 results, we updated our consolidated guidance ranges for select full-year 2026 financial metrics that were originally provided on January 29, 2026 as a direct reflection of the ongoing impacts from heightened competitive intensity and recent regulatory decisions. This press release is available under Rogers' profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2025 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	16	Second Quarter 2026

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Net (loss) income	(665)	148	(183)	428
Add (deduct):
Income tax expense	148	173	321	273
Finance costs	565	628	1,008	1,207
Depreciation and amortization	1,194	1,184	2,415	2,350
EBITDA	1,242	2,133	3,561	4,258
Add (deduct):
Other expense (income)	1,019	(9)	1,015	(7)
Restructuring, acquisition and other	211	238	260	365
Gain on disposition of assets	(30)	—	(30)	—

Adjusted EBITDA	2,442	2,362	4,806	4,616

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Net (loss) income	(665)	148	(183)	428
Add (deduct):
Restructuring, acquisition and other	211	238	260	365
Change in fair value of subsidiary equity derivative instruments	(16)	93	(121)	93
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	172	212	353	441
Loss on revaluation of MLSE put liability	1,034	—	1,034	—
Gain on disposition of assets	(30)	—	(30)	—
Income tax impact of above items	(73)	(59)	(130)	(152)

Adjusted net income	633	632	1,183	1,175

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31
(In millions of dollars)	2025

Trailing 12-month adjusted EBITDA	9,820
Add (deduct):
MLSE adjusted EBITDA - January to June 2025	166

Pro forma trailing 12-month adjusted EBITDA	9,986

Rogers Communications Inc.	17	Second Quarter 2026

Reconciliation of adjusted net income attributable to RCI shareholders

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Net (loss) income attributable to RCI shareholders	(726)	157	(288)	437
Add (deduct):
Restructuring, acquisition and other	211	238	260	365
Change in fair value of subsidiary equity derivative instruments	(16)	93	(121)	93
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	172	212	353	441
Loss on revaluation of MLSE put liability	1,034	—	1,034	—
Gain on disposition of assets	(30)	—	(30)	—
Revaluation of subsidiary US dollar-denominated balances [1]	80	(21)	131	(21)
Income tax impact of above items	(85)	(59)	(149)	(152)

Adjusted net income attributable to RCI shareholders	640	620	1,190	1,163
1    Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned subsidiary formed in connection with the network transaction. These impacts are eliminated on consolidation.

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Cash provided by operating activities	1,517	1,596	3,012	2,892
Add (deduct):
Capital expenditures	(695)	(831)	(1,503)	(1,809)
Interest on borrowings, net and capitalized interest	(494)	(480)	(970)	(982)
Interest paid	456	395	1,008	990
Restructuring, acquisition and other	211	238	260	365
Program rights amortization	(33)	(31)	(86)	(50)
Change in net operating assets and liabilities	160	28	319	111
Distributions paid by subsidiaries to non-controlling interests	(117)	—	(233)	—
Net cash proceeds on subsidiary equity derivatives	12	—	24	—
Post-employment benefit contributions, net of expense	(18)	(19)	(34)	(36)
Cash flows relating to other operating activities	(16)	38	(37)	35
Other investment income	(1)	(9)	(2)	(5)

Free cash flow	982	925	1,758	1,511

Rogers Communications Inc.	18	Second Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025

Revenue	5,615	5,216	11,097	10,192

Operating expenses:
Operating costs	3,173	2,854	6,291	5,576
Depreciation and amortization	1,194	1,184	2,415	2,350
Restructuring, acquisition and other	211	238	260	365
Finance costs	565	628	1,008	1,207
Gain on disposition of assets	(30)	—	(30)	—
Other expense (income)	1,019	(9)	1,015	(7)

(Loss) income before income tax expense	(517)	321	138	701
Income tax expense	148	173	321	273

Net (loss) income for the period	(665)	148	(183)	428

Net (loss) income for the period attributable to:
RCI shareholders	(726)	157	(288)	437
Non-controlling interest	61	(9)	105	(9)

(Loss) earnings per share attributable to RCI shareholders:
Basic	($1.34)	$0.29	($0.53)	$0.81
Diluted	($1.37)	$0.29	($0.55)	$0.79

Rogers Communications Inc.	19	Second Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at June 30	As at December 31
	2026	2025

Assets
Current assets:
Cash and cash equivalents	1,726	1,344
Accounts receivable	5,728	6,105
Inventories	553	550
Current portion of contract assets	153	151
Other current assets	1,341	1,239
Current portion of derivative instruments	303	99
Total current assets	9,804	9,488

Property, plant and equipment	26,286	26,307
Intangible assets	28,771	28,898
Investments	1,292	1,291
Derivative instruments	960	746
Financing receivables	1,065	1,198
Other long-term assets	2,093	2,052
Goodwill	20,032	20,032

Total assets	90,303	90,012

Liabilities and equity
Current liabilities:
Short-term borrowings	2,237	4,000
Accounts payable and accrued liabilities	4,375	4,831
Other current liabilities	4,838	3,831
Contract liabilities	952	1,114
Current portion of long-term debt	4,855	1,186
Current portion of lease liabilities	728	690
Total current liabilities	17,985	15,652

Provisions	56	55
Long-term debt	35,191	35,872
Lease liabilities	2,687	2,428
Other long-term liabilities	2,063	2,225
Deferred tax liabilities	9,471	9,494
Total liabilities	67,453	65,726

Equity
Equity attributable to RCI shareholders	16,559	17,751
Non-controlling interest	6,291	6,535
Equity	22,850	24,286

Total liabilities and equity	90,303	90,012

Rogers Communications Inc.	20	Second Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Operating activities:
Net (loss) income for the period	(665)	148	(183)	428
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,194	1,184	2,415	2,350
Program rights amortization	33	31	86	50
Finance costs	565	628	1,008	1,207
Income tax expense	148	173	321	273
Post-employment benefits contributions, net of expense	18	19	34	36
Income from associates and joint ventures	(14)	—	(17)	(2)
Gain on disposition of assets	(30)	—	(30)	—
Loss on revaluation of MLSE put liability	1,034	—	1,034	—
Other	16	(38)	37	(35)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,299	2,145	4,705	4,307
Change in net operating assets and liabilities	(160)	(28)	(319)	(111)
Income taxes paid	(166)	(126)	(366)	(314)
Interest paid, net	(456)	(395)	(1,008)	(990)

Cash provided by operating activities	1,517	1,596	3,012	2,892

Investing activities:
Capital expenditures	(695)	(831)	(1,503)	(1,809)
Additions to program rights and other intangible assets	(43)	(24)	(141)	(48)
Changes in non-cash working capital related to investing activities	(83)	(68)	(195)	(56)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(85)	—
Other	(6)	7	(9)	8

Cash used in investing activities	(827)	(916)	(1,933)	(1,905)

Financing activities:
Net proceeds received from (repayment of) short-term borrowings	161	(483)	(1,791)	(1,336)
Net (repayment) issuance of long-term debt	—	(2,178)	2,169	424
Net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives	20	(6)	26	77
Transaction costs incurred	(2)	(61)	(29)	(99)
Principal payments of lease liabilities	(141)	(134)	(297)	(267)
Dividends paid to RCI shareholders	(270)	(188)	(540)	(373)
Distributions paid by subsidiaries to non-controlling interests	(117)	—	(233)	—
Issuance of subsidiary shares to non-controlling interest	—	6,656	—	6,656
Other	(1)	(3)	(2)	(4)

Cash (used in) provided by financing activities	(350)	3,603	(697)	5,078

Change in cash and cash equivalents	340	4,283	382	6,065
Cash and cash equivalents, beginning of period	1,386	2,680	1,344	898

Cash and cash equivalents, end of period	1,726	6,963	1,726	6,963

Rogers Communications Inc.	21	Second Quarter 2026

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information in this earnings release includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow (including its application to strengthen our balance sheet through accelerated debt repayment);
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio and how we intend to manage that ratio;
•the completion and funding of the MLSE minority interest acquisition, including its timing, and the sale of a minority interest in Rogers Sports to third-party investors, including the timing, size, and proceeds therefrom; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections in this earnings release are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information in this earnings release as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity and the costs of goods and services, including the potential application or modification of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the sports, media, entertainment, information, and communications industries;
•performance of our sports teams, including uncertainty as to their participation or success in their respective postseasons;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

Rogers Communications Inc.	22	Second Quarter 2026

•the MLSE minority interest acquisition is subject to closing conditions and termination rights and may not be completed on the anticipated terms, in the anticipated timeline, or at all;
•the anticipated benefits of the MLSE minority interest acquisition may not be realized;
•we may be unable to proceed with, or complete, the sale of a minority interest in Rogers Sports, within the anticipated timing or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
•if completed, the sale of a minority interest in Rogers Sports may not be at the expected valuation or may not raise the anticipated proceeds;
•we may fund all or a portion of the MLSE minority interest acquisition through alternate sources;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2025 Annual MD&A and "Updates to Risks and Uncertainties" in this earnings release.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in our 2025 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

About Rogers

Rogers is Canada's communications, sports and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment Community Contact

Paul Carpino
647.435.6470
paul.carpino@rci.rogers.com

Media Contact

Sarah Schmidt
647.643.6397
sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our second quarter 2026 results teleconference with the investment community will be held on:
•July 22, 2026
•8:00 a.m. Eastern Time
•webcast available at about.rogers.com/investor-relations
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at about.rogers.com/investor-relations for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on our website at about.rogers.com/investor-relations.

For More Information

You can find more information relating to us on our website (about.rogers.com/investor-relations), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

Rogers Communications Inc.	23	Second Quarter 2026

You can also go to about.rogers.com/investor-relations for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

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Rogers Communications Inc.	24	Second Quarter 2026